Exhibit 99.4

SILVERCORP METALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting

Principles  For Years ended March 31, 2008 and 2007

(Expressed in US Dollars, unless otherwise stated)

ERNST & YOUNG

INDEPENDENT AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of

Silvercorp Metals Inc.

On April 30, 2008 (except for notes 13, 14, and 20 which are as of July 4, 2008), we reported on the consolidated balance sheets of Silvercorp Metals Inc. (the “Company”) as at March 31, 2008 and 2007 and the consolidated statements of operations and retained earnings, comprehensive income, cash flows and shareholders’ equity for the years then ended (the “Consolidated Financial Statements”) which are included as exhibit 1 and incorporated by reference in the Registration Statement (Form 40-F).

In connection with our audits conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) of the Consolidated Financial Statements, we also have audited the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” included as exhibit 4 and incorporated by reference in the Registration Statement (Form 40-F).  This supplemental note is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the Consolidated Financial Statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Vancouver, Canada
July 4, 2008	Chartered Accounants

SILVERCORP METALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

For Years ended March 31, 2008 and 2007

(Expressed in US dollars, unless otherwise stated)

Silvercorp Metals Inc. (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which principles differ in certain respects from those in the United States (“US GAAP”). The following is the reconciliation:

Consolidated summarized balance sheet	2008	2007
Total assets under Canadian GAAP	$190,219,314	$94,151,226
Mark to market adjustment to short term investment (c)	100,750	503,513
Write off mineral rights and properties(a)	(7,823,805)	(454,998)
Adjust accumulated amortization of mineral rights and properties (h)	1,044,666	607,674
Adjustment to equity investment (c)	(852,297)	(341,329)
Total assets under US GAAP	$182,688,628	$94,466,086

Total liabilities under Canadian GAAP	$29,961,846	$9,665,422
Tax effect of mineral rights and properties adjustment (b)	(1,080,652)	(22,901)
Total liabilities under US GAAP	$28,881,194	$9,642,521

Non-controlling interest under Canadian GAAP	$11,265,197	$6,947,986
Minority interest effect of mineral rights and properties adjustments and start-up cost adjustments (d)	(1,156,303)	34,352
Minority Interest and Other Comprehensive Income Under US GAAP	$10,108,894	$6,982,338

Shareholders' equity under Canadian GAAP	$148,992,271	$77,537,818
Write off deferred exploration (a)	(7,848,987)	(449,354)
Adjust accumulated amortization of mineral rights and properties (h)	1,038,957	600,137
Tax effect of mineral rights and properties adjustment (b)	1,084,792	22,617
Adjustment to equity investment (c)	(543,705)	(30,599)
Mark to market adjustment to short term investment (c)	(213,677)	190,771
Minority interest effect of mineral rights and properties adjustments and start-up cost adjustments (d)	1,161,710	(33,926)
Adjustment to accumulated other comprehensive income due to foreign exchange difference (i)	27,178	3,763
Shareholders' equity under US GAAP	$143,698,539	$77,841,227

Consolidated summarized statements of operations	2008	2007
Net Income under Canadian GAAP	$59,937,254	$22,022,659
Write off mineral rights and properties(a)	(7,399,633)	(923,077)
Adjust accumulated amortization of mineral rights and properties (h)	438,820	600,137
Tax effect of mineral rights and properties adjustment (b)	1,108,169	(22,617)
Increase equity investment loss (c)	(513,106)	(18,238)
Mark to market adjustment to short term investment (c)	(404,448)	190,771
Minority interest effect of mineral rights and properties adjustments and start-up cost adjustments (d)	1,195,636	72,662
Adjustment to stock based compensation (g)	196,630	58,523
Net income under US GAAP	$54,559,322	$21,980,820

Basic income per share in accordance with US GAAP	0.37	0.15
Diluted income per share in accordance with US GAAP	0.36	0.15

Supplementary Note to the Consolidated Financial Statements   page 1

SILVERCORP METALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

For Years ended March 31, 2008 and 2007

(Expressed in US dollars, unless otherwise stated)

Consolidated summarized statement of cash flows	2008	2007
Operating activities
Operating activities under Canadian GAAP	$79,785,179	$30,052,524
Write off mineral rights and properties(a)	(7,823,805)	(454,998)
Operating activities under US GAAP	71,961,374	29,597,526

Investing activities
Investing activities under Canadian GAAP	$(92,015,922)	$(18,726,354)
Write off mineral rights and properties(a)	7,823,805	454,998
Investing activities under US GAAP	$(84,192,117)	$(18,271,356)

Financing activities
Financing activities under Canadian GAAP	$864,991	$39,093,202
Financing activities under US GAAP	$864,991	$39,093,202

a)

Exploration and development Expenditures - Under Canadian GAAP, exploration and development costs and costs of acquiring mineral rights are capitalized during the search for a commercially mineable body of ore. For US GAAP purposes, exploration and development expenditures, including incidental cost recoveries can only be deferred subsequent to the establishment of proven and probable reserves. For US GAAP purposes, the Company has therefore expensed its exploration and development expenditures.

b)

Income Tax Effects - The impact on income tax expense of the GAAP differences discussed in adjustments (a) above.

c)

Equity Method Investments - The equity investments of the Company are accounted for under Canadian GAAP. The equity investments include exploration costs incurred by NUX that have been capitalized during the search for a commercially mineable body of ore and start-up costs incurred by Yongning that have been capitalized during the pre-operating period. For US GAAP purposes, the Company has therefore expensed the exploration and development expenditures and the start-up costs of its equity investment.

Under US GAAP, the Company’s investment in NUX contained a free standing derivative (NUX’s warrants) which is required to be measured at fair value. Consequently, a total of $314,244, the fair value of the 450,000 NUX warrants the Company subscribed during NUX’s private placement in Mach 2007, was adjusted from the equity method investments to short term investments and a loss of $404,448 (2007 - a gain of $190,771) was recorded as mark to market on the consolidated statements of operations.

d)

Minority Interest Adjustments - The impact on the minority interest expenses and balances of the GAAP differences related to the Company’s 77.5% owned subsidiary of Henan Found and 70% owned subsidiary of Henan Huawei.

e)

Share Purchase Warrants - Under Canadian GAAP, residual approach was adopted to value the share purchase warrants attached to private placements issued. Under US GAAP, the share purchase warrants should be valued at fair value and the value should be recorded as an additional paid in capital under the shareholder equity section. Upon exercise, the value of the warrants exercised would

Supplementary Note to the Consolidated Financial Statements   page 2

SILVERCORP METALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

For Years ended March 31, 2008 and 2007

(Expressed in US dollars, unless otherwise stated)

be transferred to share capital from additional paid in capital. There is no impact on the shareholder  equity section as a whole but individual accounts under the shareholder equity section are affected.  The balances in the shareholders’ equity sections under US GAAP are as follows:

	2008	2007
Share capital	$73,221,158	$69,216,510
Additional paid in capital	7,485,137	5,119,641
Contributed surplus	1,453,163	895,518
Reserves	2,077,628	-
Accumulated other comprehensive income	14,148,805	483,558
Retained earnings	45,312,648	2,126,000
Total shareholders' equity under US GAAP	$143,698,539	$77,841,227

f)

Uncertain Tax Positions - In June 2006, FASB issued Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. The Company has not recorded any tax amounts as a result of the adoption of this standard in the 2008 fiscal year.

g)

Stock based compensation - Stock options are required to be accounted for using the fair value method under both Canadian GAAP and US GAAP. Canadian GAAP allows forfeitures to be estimated in advance or to be accounted for as they occur. Under US GAAP, the compensation expense recognized for stock-based compensation awards must reflect an estimate of award forfeitures at the time of grant, which estimate is revised in subsequent periods, if necessary.

h)

Amortization of mineral rights and properties - The impact of amortization of mineral rights and properties is mainly due to the mineral rights and properties of the GAAP differences discussed in adjustment (a) above.

i)

Accumulated other comprehensive income - The impact on the accumulated other comprehensive income is mainly due to the different exchange rates used to convert the adjustments on the consolidated balance sheet and the adjustments on consolidated statements of operations from functional currency to reporting currency using current rate method.

j)

Recent Accounting Pronouncements

FAS 157, Fair Value Measurements - In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. In December 2007, the FASB issued FSP 157-2, which provided for a one-year deferral of the implementation of SFAS 157 for non-financial assets and liabilities. However, the Company is still required to adopt SFAS 157 effective April 1, 2008 for financial assets and liabilities that are carried at fair value. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Supplementary Note to the Consolidated Financial Statements   page 3

SILVERCORP METALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

For Years ended March 31, 2008 and 2007

(Expressed in US dollars, unless otherwise stated)

FAS 159, Fair Value Option - In February 2007, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities— Including an Amendment of FASB Statement No. 115." SFAS No. 159 provides companies with an option to measure, at specified election dates, financial instruments and certain other items at fair value that are not currently measured at fair value. For those items for which the fair value option is elected, unrealized gains and losses will be recognized in earnings for each subsequent reporting period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

FAS 141R, Business Combinations - In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combination". SFAS No. 141 (R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

FAS 160, Non-controlling Interests - In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 (“SFAS No.160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

FAS 161, Disclosures about Derivative Instruments and Hedging Activities – In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

FAS 162, The Hierarchy of Generally Accepted Accounting Principles – In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles

Supplementary Note to the Consolidated Financial Statements   page 4

SILVERCORP METALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

For Years ended March 31, 2008 and 2007

(Expressed in US dollars, unless otherwise stated)

(GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Supplementary Note to the Consolidated Financial Statements   page 5